Exhibit 12.1

XL CAPITAL

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES AND PREFERENCE DIVIDENDS

000s of U.S. Dollars

	Yr End	Yr End	Yr End	Yr End	Yr End
	31-Dec	31-Dec	31-Dec	31-Dec	31-Dec
	2002	2001	2000	1999	1998

Earnings:
Pre-tax income from continuing operations	392,903	(833,916)	376,734	390,252	636,670
Fixed charges and pref divs.	186,987	117,994	76,612	53,609	36,898
Distributed income of equity investees	23,335	3,662	4,987	1,266	25,319

Subtotal	603,225	(714,373)	458,333	445,127	698,887
Less: Minority interest	13,371	2,113	1,093	220	749
Preference share dividends	9,620	—	—	—	—

Total Earnings	580,234	(714,373)	457,240	444,907	698,138

Fixed Charges:
Interest costs	102,200	65,350	32,147	37,378	33,444
Accretion of deposit liabilities	65,886	47,922	38,446	12,394	—
Rental expense at 30% (1)	9,281	4,722	6,019	3,837	3,454

Total Fixed charges	177,367	117,994	76,612	53,609	36,898

Preference share dividends - XL Capital	9,620	—	—	—	—

Total Prefered dividends	9,620	—	—	—	—

Total fixed charges and preference dividends	186,987	117,994	76,612	53,609	36,898

Ratio of Earnings to Fixed Charges	3.3	(6.1)	6.0	8.3	18.9

Ratio of Earnings to Combined Fixed Charges and Preference Dividends	3.1	(6.1)	6.0	8.3	18.9

Deficiency	N/A	(832,367)	N/A	N/A	N/A

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(1)	30% represents a reasonable approximation of the interest factor

(2)	For the year ended December 31, 2001, earnings were insufficient to cover fixed charges by $832.4 million.